Exhibit 99.3

Security Class Holder Account Number  Form of Proxy - Annual General and Special Meeting to be held on May 14, 2015
This Form of Proxy is solicited by and on behalf of Management. Notes to proxy

1.   Every holder has the right to appoint some other person or company of their choice, who need not be a holder, to attend and act on their behalf at the meeting or any adjournment or postponement thereof. If you wish to appoint a person or company other than the persons whose names are printed herein, please insert the name of your chosen proxyholder in the space provided (see reverse).

2.   If the securities are registered in the name of more than one owner (for example, joint ownership, trustees, executors, etc.), then all those registered should sign this proxy.  If you are voting on behalf of a corporation or another individual you must sign this proxy with signing capacity stated, and you may be required to provide documentation evidencing your power to sign this proxy.

3.   This proxy should be signed in the exact manner as the name(s) appear(s) on the proxy 4.   If this proxy is not dated, it will be deemed to bear the date on which it is mailed by Management to the holder.

5.   The securities represented by this proxy will be voted as directed by the holder, however, if such a direction is not made in respect of any matter, this proxy will be voted as recommended by Management.

6.   The securities represented by this proxy will be voted in favour or withheld from voting or voted against each of the matters described herein, as applicable, in accordance with the instructions of the holder, on any ballot that may be called for and, if the holder has specified a choice with respect to any matter to be acted on, the securities will be voted accordingly.

7.   This proxy confers discretionary authority in respect of amendments or variations to matters identified in the Notice of Meeting or other matters that may properly come before the meeting or any adjournment or postponement thereof.

8.   This proxy should be read in conjunction with the accompanying documentation provided by Management  Proxies submitted must be received by 5:00 p.m. (Toronto time) on Tuesday, May 12, 2015  VOTE USING THE TELEPHONE OR INTERNET 24 HOURS A DAY 7 DAYS A WEEK!  Call the number listed BELOW from a touch tone telephone.  1-866-732-VOTE (8683) Toll Free  Go to the following web site: www.investorvote.com  Smartphone? Scan the QR code to vote now  You can enroll to receive future securityholder communications electronically by visiting www.computershare.com/eDelivery and clicking on "eDelivery Signup".  If you vote by telephone or the Internet, DO NOT mail back this proxy.  Voting by mail may be the only method for securities held in the name of a corporation or securities being voted on behalf of another individual.
Voting by mail or by Internet are the only methods by which a holder may appoint a person as proxyholder other than the Management nominees named on the reverse of this proxy. Instead of mailing this proxy, you may choose one of the two voting methods outlined above to vote this proxy.
To vote by telephone or the Internet, you will need to provide your CONTROL NUMBER listed below
CONTROL NUMBER 23456 78901 23456

Appointment of Proxyholder I/We, being holder(s) of Caledonia Mining Corporation hereby appoint: Steven Curtis, President & CEO of the Corporation. or failing him, Mark Learmonth, CFO of the Corporation, ("Management Nominees")
Print the name of the person you are appointing if this person is someone other than the Management Nominees listed herein
as my/our proxyholder with full power of substitution and to attend, act and to vote for and on behalf of the shareholder in accordance with the following direction (or if no directions have been given, as the proxyholder sees fit) and all other matters that may properly come before the Annual General and Special Meeting of shareholders of Caledonia Mining Corporation to be held at Borden Ladner Gervais LLP, Scotia Plaza, 40 King Street West, 44th Floor, Toronto, Ontario on Thursday, May 14, 2015 at 10:00 a.m. (Toronto time) and at any adjournment or postponement thereof
OTING RECOMMENDATIONS ARE INDICATED BY Highlighted text OVER THE BOXES.  Election of Directors  James Johnstone  Leigh A. Wilson  Steven Curtis  John Kelly  Richard Patricio Johan Holtzhausen  For Withold 2. Appointment of Auditors Approval for the appointment of KPMG Inc. as Auditors of the Corporation for the ensuing year and authorizing the Directors to fix their remuneration. For Withold  3. Equity Incentive Compensation Plan To consider and, if deemed appropriate, to pass with or without variation, an ordinary resolution (the full text of which is set out in the accompanying management information circular of the Corporation dated April 14, 2015 (the “Information Circular”)) approving, ratifying and confirming the adoption of the 2015 omnibus equity incentive compensation plan of the Corporation as more particularly described in the Information Circular. For Against 4. Amendment of By-Law No. 1 To consider and, if deemed appropriate, to pass with or without variation, an ordinary resolution (the full text of which is set out in the accompanying Information Circular) approving, ratifying and confirming the amendment to By-Law No. 1 as more particularly described in the Information Circular.  Authorized Signature(s) - This section must be completed for your instructions to be executed  I/We authorize you to act in accordance with my/our instructions set out above. I/We hereby revoke any proxy previously given with respect to the Meeting. If no voting instructions are indicated above, this Proxy will be voted as recommended by Management.  Signature(s)  Date Interim Financial Statements - Mark this box if you would like to receive Interim Financial Statements and accompanying Management’s Discussion and Analysis by mail
Annual Financial Statements - Mark this box if you would NOT like to receive the Annual Financial Statements and accompanying Management’s Discussion and Analysis by mail.
If you are not mailing back your proxy, you may register online to receive the above financial report(s) by mail at www.computershare.com/mailinglist EDIQ 204405 AR2